CHAPMAN AND CUTLER LLP                                    111 WEST MONROE STREET
                                                         CHICAGO, ILLINOIS 60603



                               February 4, 2019



Sally Samuel
U.S. Securities and Exchange Commission
Division of Investment Management
Disclosure Review and Accounting Office
100 F Street, N.E.
Washington, D.C. 20549


      Re:                           FT 7775
                    FT High Income Model Portfolio, 1Q '19
                                 (the "Trust")
                     CIK No. 1755546 File No. 333- 228570
                 --------------------------------------------



Dear Ms. Samuel:

      We received your comments regarding the Registration Statement for the above captioned Trust. This letter serves to respond to your comments.

COMMENTS

Portfolio
---------

      1. PLEASE REVISE THE DISCLOSURE TO STATE THE FTSL AND LMBS ARE ACTIVELY-MANAGED ETFS.

      Response: The prospectus will be revised in accordance with this comment.

Risk Factors
------------

      2. UNDER "LIMITED DURATION BONDS" RISK, PLEASE EXPLAIN WHAT DURATION IS AND PROVIDE AN EXAMPLE.

      Response: The prospectus will be revised in accordance with this comment.

      We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 835-3721.

                                       Very truly yours,

                                       CHAPMAN AND CUTLER LLP


                                       By  /s/ Daniel J. Fallon
                                          ---------------------
                                          Daniel J. Fallon